



HAPPY TAX SERVICE
Smile, It's Time to File!

(305) 250-1040
info@happytax.com

Top 13 Ways to Market and Get Customers - The Happy Way

1. Large Employer Campaigns (We provide lists of large employers, Market to their HR Department, Setup onsite tax days and other campaigns)
2. Recruiting Independent Contractors
3. Phone Calls to All Contacts
4. Referral Relationships (Insurance/Real Estate, Insurance Agents, Real Estate, Mortgage Professionals or Attorneys etc)
5. Networking and Events
6. Social Media
7. Referrals from Clients/Affiliate Programs
8. Email Marketing
9. Seminars
10. Local Press
11. Local SEO
12. Direct Mail
13. Non-Returning Clients